Huntington Asset Services, Inc.
2960 N. Meridian St. Ste. 300
Indianapolis, IN 46208

December 28, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Ashley Vroman-Lee

Senior Counsel, Office of Insurance Products

The Huntington Funds

SEC File No. 811-05010

Dear Ms. Vroman-Lee:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-14 as filed November 20, 2012 (“Registration Statement”) relating to the reorganization of the Huntington VA Macro 100 Fund into the Huntington VA Dividend Capture Fund.

Comment:    Please confirm the file number shown on the cover page.

Response:    The file number shown on the cover page has been updated to reflect the file number corresponding to the Registration Statement in Edgar.

Comment:    In accordance with General Instruction G to Form N-14, for any information that the Registrant is incorporating by reference, please include a copy of the referenced documents in the Registration Statement.

Response:    The requested information has been added.

Comment:    Please comment as to the appropriateness of the filing type chosen for the reorganization and include in your explanation the reason the Registrant believes that shareholder approval is not required for the reorganization.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Response:    The Registrant represents that the Reorganization complies with each of the requirements of Rule 17a-8:

No policy of the target fund that could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund; the advisory contract between the target fund the investment adviser is not materially different from the advisory contract between the acquiring fund and the investment adviser; the Independent Trustees of the target fund who were elected by its shareholders will comprise a majority of the Trustees of the acquiring fund; and the distribution fees authorized to be paid by the acquiring fund pursuant to Rule 12b-1 are no greater than the distribution fees authorized to be paid by the target fund.

Comment:    Please include the website specific to the Huntington VA Funds in the Information Statement.

Response:    The requested information has been updated.

Comment:    Please move the portfolio turnover disclosure below the expense examples.

Response:    The requested change has been made.

Comment:    Under “Expenses of the Reorganization” please provide the estimated expenses and who will pay them.

Response:    The requested information has been added.

Comment:    Under “Exchanges” please remove any language that does not apply directly to the VA Funds.

Response:    The language in this section is consistent with the language in the Registrant’s Prospectus.

Comment:    Under “Federal Income Tax Consequences” please clarify what is meant by the phrase “while the matter is not entirely free from doubt” in the following sentence:

“As a condition to the closing of the proposed Reorganization, each of the Trust and the Acquiring Fund shall have received a legal opinion from Sullivan & Worcester LLP to the effect that, while the matter is not entirely free from doubt, the Reorganization will qualify as a tax-free reorganization with the foregoing tax consequences.”

Response:    The legal conclusion reached by the Registrant’s counsel is based upon IRS guidance and interpretation of precedent.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

Comment:    Under “Payments to Insurance Companies and Their Affiliates” please confirm the following sentence is appropriate:

“The Funds and their related companies may also make payments to the sponsoring insurance companies (or their affiliates) for distribution and/or other services.”

Response:    The language in this section is consistent with the language in the Registrant’s Prospectus.

Comment:    In the Fees and Expenses Tables, please explain what expenses are included in “Other Expenses.”

Response:    The requested information has been added.

Comment:    Under “Capitalization” please confirm that the second paragraph is appropriate to include in this section.

Response:    The information contained in the section is part of the Capitalization discussion.

Comment:    Please confirm that all missing information in the Registration Statement has been included.

Response:    All missing information has been included.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/	Jay S. Fitton

Jay S. Fitton Secretary

cc:    Mr. David R. Carson, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.